UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 24, 2004

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
NC1-002-29-01
101 South Tryon Street, 29th Floor
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/24/2004

Re: Bank of America Corporation
Incoming letter dated January 27, 2004

Dear Ms. Jones:

This is in response to your letters dated January 27, 2004 and January 30, 2004 concerning the shareholder proposal submitted to Bank of America by John K. Moore. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John K. Moore
200 Providence Road
Post Office Box 35261
Charlotte, NC 28235

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

January 27, 2004

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposals Submitted by John K. Moore

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received from John K. Moore (the "Proponent") two proposals dated November 17, 2003 (the "Proposals") for inclusion in the proxy materials for the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"). The Proposals are attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposals from its proxy materials for the 2004 Annual Meeting for the reasons set forth herein.

GENERAL

The 2004 Annual Meeting is scheduled to be held on or about May 26, 2004. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 19, 2004 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals; and

2. Six copies of the Proposals.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intention to omit the Proposals from the Corporation's proxy materials for the 2004 Annual Meeting.

BACKGROUND AND SUMMARY OF PROPOSALS

Proposal A recommends that the Board of Directors amend the bylaws to "separate the roles" of the Chairman of the Board of Directors and the Chief Executive Officer.

Proposal B recommends that the Board of Directors amend the bylaws to require an independent director to serve as Chairman of the Board of Directors.

REASONS FOR EXCLUSION OF PROPOSALS

The Corporation believes that both of the Proposals may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rules 14a-8(c) and (f) because the Proponent exceeded the one proposal limitation. Additionally, the Corporation believes that Proposal A may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Proposals should both be excluded pursuant to Rule 14a-8(c) and Rule 14a-8(f)(1) because the Proponent has submitted more than one proposal for inclusion in the Corporation's proxy materials for the 2004 Annual Meeting and did not revise the submission to include only one proposal in response to the Corporation's notification of this deficiency.

Both of the Proposals should be excluded from the proxy materials for the 2004 Annual Meeting because the Proponent submitted more than one proposal to the Corporation for inclusion in its proxy materials and, when timely notified of the violation of the applicable rules, the Proponent failed to adequately correct it. Rule 14a-8(c) states that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(1) permits a company to exclude a proponent's proposals if the company notifies the proponent of the proponent's failure to follow one of the procedural requirements within 14 calendar days of receiving the proposals and the proponent fails to correct the problem within 14 calendar days of receiving the company's notice.

As required by Rule 14a-8(f)(1), the Corporation informed the Proponent, in a letter dated November 25, 2003, of the requirements of Rule 14a-8(c), that the Proponent would need to revise his letter of November 17, 2003 to include only one proposal, and that the Proponent had 14 calendar days from the date of receipt of the Corporation's letter to correct the deficiency. See **Exhibit B**. As of the date of this letter, the Proponent had not revised his previous submission.

On numerous occasions similar to the circumstances at issue here, the Division has relied on Rule 14a-8(c) and (f) to permit a company to omit a shareholder submission containing multiple proposals. *See generally*, *Compuware Corporation* (July 3, 2003); *Fotoball USA, Inc.* (April 3, 2001); *American Electric Power Co., Inc.* (January 2, 2001); and *IGEN International, Inc.* (July 3, 2000).

Notwithstanding the fact that the Proponent has framed his request in terms of one shareholder resolution, the Proposals submitted by the Proponent violate Rule 14a-8(c) because they consist of two separate and distinct proposals. The Division consistently has taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c). See *Compuware Corporation* (July 3, 2003); *American Electric Power Co., Inc.* (January 2, 2001); and *Fotoball USA, Inc.* (May 6, 1997). In *Compuware*, the company was permitted to exclude a proposal which, although phrased as one proposal, actually amounted to six separate proposals. In *American Electric Power*, the company was permitted to exclude a proposal which, although phrased as one amendment to the articles of incorporation and/or bylaws of the company, actually amounted to four separate proposals. In *Fotoball*, the Division granted the company's no-action request with respect to the exclusion of several distinct shareholder proposals requiring minimum director shareholdings, and payment of directors in stock or options, and prohibiting non-employee directors from performing other services for the company, even though the proposals were phrased as one recommendation. The Division's position in these letters was consistent with the intent of Rule 14a-8, since to determine otherwise would place form over substance and allow an infinite number of proposals as long as they were framed as one resolution.

Similar to *Compuware*, *American Electric Power* and *Fotoball*, although phrased as one bylaw amendment, the Proposals submitted by the Proponent relate to two distinct concepts. Proposal A would require the separation of the roles of chairman of the board of directors and chief executive officer. Proposal B would require that an independent director serve as chairman of the board of directors. The fact that there are two distinct proposals is supported by the Proponent's letter to the Corporation's board of directors dated November 25, 2003, attached as **Exhibit C**. In that letter, the Proponent states that the board of directors "will make a decision regarding a proposal to separate the roles of Chairman of the Board of Directors and Chief Executive Officer. **Additionally**, the proposal requires that an independent director serve as Chairman of the Board." (emphasis added). Accordingly, the Proponent himself views the Proposals as two distinct concepts. Furthermore, if implemented, the Proposals would require amendments to separate sections of the Corporation's bylaws (which are attached as **Exhibit D**). Although the Corporation believes Proposal A is moot (as discussed further below), the Proponent is presumably intending some form of amendment to Section 1 of Article VI of the Corporation's bylaws. Proposal B would require a separate amendment to Section 7 of Article VI of the Corporation's bylaws.

In summary, the Proponent's request contains multiple proposals contrary to Rule 14a-8(c), the Corporation provided timely notice of this deficiency as required by Rule 14a-8(f)(1), and the Proponent failed to correct the deficiency. Accordingly, it is our view that the Corporation may exclude the Proposals from its proxy materials for the 2004 Annual Meeting.

2. The Corporation may omit Proposal A pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

A. The Corporation's bylaws already provide for separated roles.

The Corporation believes that Proposal A may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. As written, the goal of Proposal A appears to require the Corporation's bylaws to provide for the establishment of separate roles for each of the Chairman of the Board and the Chief Executive Officer. As noted above, Section 1 of Article VI clearly provides for a separate role for each of the Chairman of the Board and the Chief Executive Officer, each to be elected from time to time by the board of directors. Section 6 of Article VI clearly defines the role of the Chief Executive Officer. Section 6 of Article VI also clearly defines the role of the Chairman of the Board. The functions of these two roles are clear and separate in the bylaws. Section 1 of Article VI further requires that "no individual may act in more than one capacity where action of two or more officers is required."

While the Proponent may argue that Proposal A was intended to require separate individuals to serve as Chairman of the Board and Chief Executive Officer, Proposal A was not written to accomplish that goal. Consistent with Division policy, the Proponent should not now be afforded an opportunity to re-characterize Proposal A. Question B.6 of Staff Legal Bulletin 14 (July 13, 2001) ("SLB 14") states that the Division's determination of no-action letters under Rule 14a-8 is based on, among other things, the "way in which a proposal is drafted." SLB 14 makes clear that similar proposals may or may not be includable based on slightly differing language. Furthermore, in a teleconference, *"Shareholder Proposals: What to Expect in the 2002 Proxy Season"* (November 26, 2001), the Associate Director (Legal) of the Division emphasized the importance of the precise nature in which a proposal should be drafted. The Associate Director (Legal) stated that, in analyzing a proposal, "you really need to read the ***exact wording*** of the proposal . . . We really wanted to explain that to folks. And we took a lot of time to make it very, very clear in [SLB 14] and it should help everybody." In short, proposals must be drafted with precision. See *Bank of America Corporation* (February 18, 2003); and *Bell Atlantic Corporation* (December 15, 1995, *affirmed on reconsideration,* January 23, 1996).

Looking at the exact wording of Proposal A, it does not address the individual or individuals serving as Chairman of the Board and Chief Executive Officer, but rather only calls for an amendment to the bylaws for a separation of the roles of such positions. However, the bylaws already provide for a separation of the roles of Chairman of the Board and Chief Executive Officer. If Proposal A was actually designed to address the individual or individuals serving as Chairman of the Board and Chief Executive Officer, it was not drafted with the precision required by past Division precedent, SLB 14, and Associate Director (Legal)'s comments. As was the case in prior no-action letters, the Proponent should not be permitted to change Proposal A into something it is not, or to cure Proposal A's imprecisely drafted language. Accordingly, Proposal A should be excluded pursuant to Rule 14a-8(i)(10) since it only relates to a separation of the roles of the Chairman of the Board and Chief Executive Officer, and the Corporation's bylaws already provide for such separation.

B. After completion of the Corporation's merger with FleetBoston Financial Corporation, the Corporation will have different individuals serving as Chairman of the Board and Chief Executive Officer.

In the event that the Division is unable to concur that Proposal A, as written, has been substantially implemented, the Corporation nevertheless believes that Proposal A is moot because, after completion of the Corporation's previously announced merger with FleetBoston Financial Corporation ("FleetBoston"), the Corporation will have different individuals serving as Chairman of the Board and Chief Executive Officer. As announced on October 27, 2003, and pursuant to the Agreement and Plan of Merger, dated as of October 27, 2003, by and between the Corporation and FleetBoston, Charles K. Gifford, the current chairman of the board and chief executive officer of FleetBoston, will become the Chairman of the Board of the Corporation and Kenneth D. Lewis, the current chairman of the board and chief executive officer of the Corporation, will serve as the Chief Executive Officer. If Proposal A were adopted and implemented, the result would be identical to the post-merger situation with Mr. Gifford serving as the Chairman of the Board and Mr. Lewis serving as the Chief Executive Officer. Accordingly, Proposal A should be excluded pursuant to Rule 14a-8(i)(10) because after the merger is completed, Proposal A will be substantially implemented since different individuals will serve as Chairman of the Board and as Chief Executive Officer.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2004 Annual Meeting. Based on the Corporation's timetable for the 2004 Annual Meeting, a response from the Division by March 5, 2004 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: John K. Moore

EXHIBIT A

NOV 17 2003

▲ MOORE COMPANIES

200 Providence Road
Post Office Box 35261
Charlotte, NC 28235
Phone: 704-3321546
Fax: 704-332-5406

November 17, 2003

Mr. Kenneth D. Lewis
Chief Executive Officer
Bank Of America Corporate Center
100 N Tryon Street
Charlotte, North Carolina 28255

Dear Mr. Lewis:

Enclosed please find a shareholder proposal that I am submitting under the SEC's shareholder proposal rules and which I intend to offer at the 2004 Annual Meeting. I have continuously owned well over $2,000 in market value of Bank of America common stock for over a year and will own those securities through the date of the 2004 Annual Meeting. A written confirmation of my ownership from my broker is also enclosed.

Yours truly,

John K. Moore

John K. Moore

OFFICE OF THE
NOV 1 9 2003
CORPORATE SECRETARY

PROPOSAL

The shareholders recommend that the Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible.

SUPPORTING STATEMENT

A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

The New York Stock Exchange has recently adopted corporate governance standards requiring that a majority of the Board of Directors be independent and that regular meetings of only the independent directors be held. Requiring the Chairman of the Board to be independent will facilitate the holding of such meetings as well as identifying an independent director to whom shareholders and employees may take their concerns about executive management and the company.

This proposal is not intended to be critical of the company's present Chairman and CEO. It is made in the spirit of fostering good corporate governance at a time when the risks of not having adequate corporate checks and balances are abundantly clear.

I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief.

To ensure a check and balance oversight of our investment with an

Independent Board Chairman

Vote FOR [Insert Designation of Proposal on Proxy Card]

EXHIBIT B

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

November 25, 2003

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

John K. Moore
200 Providence Road
Charlotte, NC 28235

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Moore:

I received your submission dated November 17, 2003. Under Securities and Exchange Commission ("SEC") Rule 14a-8(c), each shareholder may submit "no more than one proposal to a company for a particular shareholders' meeting." We believe that your submission contains more than one proposal in violation of Rule 14a-8(c). You have proposed (1) that the roles of the Chairman of the Board of Directors and Chief Executive Officer be separated and (2) that the Chairman of the Board of Directors be independent. In order to properly consider one of your proposals for inclusion in the Corporation's proxy statement, you must select only one of your two proposals for consideration. Please note that if we do not receive your selection **within 14 calendar days** of your receipt of this letter, we may properly exclude both of these proposals from our proxy statement.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including any proposal you select on related or different grounds pursuant to applicable SEC rules.

Please send the requested response to my attention: Jacqueline Jarvis Jones, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

If you would like to discuss this matter, please feel free to call me at 704.386.9036.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Ms. Rachel R. Cummings, Corporate Secretary

#572922

EXHIBIT C

▲ MOORE COMPANIES

200 Providence Road
Post Office Box 35261
Charlotte, NC 28235
Phone: 704-3321546
Fax: 704-332-5406

November 25, 2003

Board of Directors
Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

Dear Board Member:

In the next few weeks you will make a decision regarding a shareholder proposal to separate the roles of Chairman of the Board of Directors and Chief Executive Officer. Additionally, the proposal requires that an independent director serve as Chairman of the Board. A copy of this proposal is enclosed.

As a long-term shareholder, I desire the opportunity to discuss this proposal with each of you, particularly in view of your fiduciary responsibility to work on behalf of all shareholders' best interest. You may contact me either by phone at 704-332-1546 or 704-333-9054 (residence). Please be assured I will take only a few minutes of your time.

Yours truly,

John K. Moore

John K. Moore
JM/km
c: file
encl: 1

PROPOSAL

The shareholders recommend that the Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible.

SUPPORTING STATEMENT

A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

The New York Stock Exchange has recently adopted corporate governance standards requiring that a majority of the Board of Directors be independent and that regular meetings of only the independent directors be held. Requiring the Chairman of the Board to be independent will facilitate the holding of such meetings as well as identifying an independent director to whom shareholders and employees may take their concerns about executive management and the company.

This proposal is not intended to be critical of the company's present Chairman and CEO. It is made in the spirit of fostering good corporate governance at a time when the risks of not having adequate corporate checks and balances are abundantly clear.

I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief.

To ensure a check and balance oversight of our investment with an

Independent Board Chairman

Vote FOR [Insert Designation of Proposal on Proxy Card]

EXHIBIT D

BYLAWS

OF

BANK OF AMERICA CORPORATION

ARTICLE I

DEFINITIONS

Section 1. Definitions. In these Bylaws, unless otherwise specifically provided:

(a) "Affiliate" means any corporation, partnership, limited liability company, association, trust or other entity or organization that is Controlled By the Corporation.

(b) "Certificate of Incorporation" means the Certificate of Incorporation of the Corporation, as amended and restated from time to time, including any certificates of designation filed with the Delaware Secretary of State setting forth the terms of preferred stock of the Company.

(c) "Common Stock" means the common stock of the Corporation.

(d) "Controlled By" means possession, directly or indirectly, of the power to direct or cause the direction and management of the policies of an entity, whether through the ownership of over fifty percent of the voting securities or other ownership interest, by contract or otherwise.

(e) "Corporation" means Bank of America Corporation, a Delaware corporation, and any successor thereto.

(f) "DGCL" means the General Corporation Law of the State of Delaware, as the same now exists or may hereafter be amended.

(g) "Shares" means the Common Stock and other units into which the equity interests in the Corporation are divided.

(h) "Stockholder" means the person in whose name Shares are registered in the records of the Corporation.

Section 2. Cross-Reference to the DGCL. If any term used in these Bylaws and not otherwise defined herein is defined for purposes of the DGCL, such definition shall apply for purposes of these Bylaws, unless the context shall clearly require otherwise.

ARTICLE II

OFFICES

Section 1. Principal Place of Business. The principal place of business of the Corporation shall be located in the City of Charlotte, County of Mecklenburg, State of North Carolina.

Section 2. Registered Office. The registered office of the Corporation required by the DGCL to be maintained in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the corporation's registered agent at such address is The Corporation Trust Company.

Section 3. Other Offices. The Corporation may have offices at such other places, either within or without the State of Delaware, as the Board of Directors may from time to time determine or as the affairs of the Corporation may require from time to time.

ARTICLE III

STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of the Stockholders shall be held each year at a date and hour fixed by the Board of Directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting.

Section 2. Special Meetings. Special meetings of the Stockholders, for any purpose or purposes, unless otherwise prescribed by the DGCL, may be called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, or by the Secretary acting under instructions of the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the President. Business to be conducted at a special meeting may only be brought before the meeting pursuant to the Corporation's notice of meeting.

Section 3. Place of Meeting. The Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President of the Corporation, or the Secretary acting under instructions of the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, shall designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting of Stockholders or for any special meeting of Stockholders.

Section 4. Notice to Stockholders. Except as otherwise provided herein or required by law, whenever Stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which the Stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Any notice to Stockholders shall be effective if given by a form of electronic transmission consented to by the stockholder in the manner and to the extent permitted by the DGCL.

The written notice of any meeting shall be given not less than ten nor more than 60 days before the date of the meeting to each Stockholder entitled to vote at such meeting. Notwithstanding the foregoing, notice may be given to stockholders sharing an address in the manner and to the extent permitted by the DGCL. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder's address as it appears on the records of the Corporation.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder entitled to vote at the meeting.

Section 5. Fixing of Record Date. For the purpose of determining Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or Stockholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Stockholders for any other proper purpose, the Board of Directors may fix in advance a date for any such determination of Stockholders, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which date in any case to be not more than 60 days and, in case of a meeting of Stockholders, not less than ten days prior to, the date of such meeting or on which such action is to be taken. If no record date is fixed for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders, or for determination of the Stockholders entitled to receive payment of a dividend or other distribution or any other purpose, the close of business on the day before the first notice is given shall be the record date. When a determination of Stockholders entitled to vote at any meeting of Stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date.

Section 6. Stockholders List. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before the meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Stockholder and the number of Shares registered in the name of each Stockholder. The list of Stockholders shall be open to the examination of any Stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting during ordinary business hours, at the principal place of business of the Corporation, or the Corporation may place the

Stockholder's list on a reasonably accessible electronic network as permitted by the DGCL. The list shall be produced and kept at the time and place of the meeting and be available for inspection by any Stockholder who is present at the meeting.

Section 7. Quorum. A majority of the voting power of the outstanding shares entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at a meeting of Stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the votes entitled to be cast by the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. In the absence of a quorum, such meeting may be adjourned from time to time by the approval of the majority of the voting power of the outstanding shares present and entitled to vote at the meeting, even if less than a quorum. Once a quorum is present at a meeting, it is deemed present for the remainder of the meeting and for any adjournment of that meeting, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum.

Section 8. Proxies. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Without limiting the manner in which a Stockholder may authorize another person or persons to act for such Stockholder as proxy pursuant to the previous paragraph, the following shall constitute a valid means by which a Stockholder may grant such authority:

(1) A Stockholder may execute a writing authorizing another person or persons to act for such Stockholder as proxy. Execution may be accomplished by the Stockholder or such Stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(2) A Stockholder may authorize another person or persons to act for such Stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the Stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions

are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the previous paragraph of this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

Section 9. Voting of Shares. Except as otherwise provided by the Certificate of Incorporation, each outstanding share of Common Stock is entitled to one vote on each matter voted on at a Stockholders meeting. Other Shares are entitled to vote only as provided in the Certificate of Incorporation or the DGCL. If a quorum exists, action on a matter (other than election of directors or the Chairman of a meeting) is approved if the votes cast favoring an action exceed the votes cast opposing the action, unless the Certificate of Incorporation or the DGCL requires a greater number of affirmative votes. Where a separate vote by a class or series or classes or series is required, the approval of the majority of the votes entitled to be cast within such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series. Such class or series or classes or series shall not be entitled to vote separately unless expressly required by the Certificate of Incorporation or as otherwise provided in the DGCL.

Section 10. Voting for Directors. The directors of the Corporation shall be elected by a plurality of the votes cast by the Shares entitled to vote in the election at the meeting at which a quorum is present unless otherwise provided in the Certificate of Incorporation.

Section 11. Conduct of Meetings. The Chairman of the Board shall preside as chairman at each meeting of Stockholders or, in the Chairman's absence, the Chief Executive Officer shall so preside. At the request of the Chairman of the Board or the Chief Executive Officer, in both their absences, such other officer as the Board of Directors shall designate shall so preside at any such meeting. In the absence of a presiding officer determined in accordance with the preceding sentence, any person may be designated to so preside at a Stockholders meeting by a plurality vote of the Shares represented and entitled to vote at the meeting. The Secretary or, in the absence or at the request of the Secretary, any person designated by the person presiding at a Stockholders meeting shall act as secretary of such meeting. The chairman of any meeting of Stockholders shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting, the conduct of discussion, and the propriety of any proposal brought before the meeting. The date and time of the opening and closing of the polls for each matter upon which the Stockholders will vote at the meeting shall be announced at the meeting.

Section 12. Notice of Stockholder Business and Nominations. At any meeting of the stockholders, only business that has been properly brought before the meeting may be conducted. Nominations for the election of directors and the proposal of other business at an annual meeting may be made only: (a) pursuant to the Corporation's notice of meeting; (b) by or at the direction of the Board of Directors; or (c) by a stockholder entitled to vote who complies with this Section 12.

A notice of the intent of a stockholder to make a nomination or to bring any other matter before the annual meeting shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the seventy-fifth day nor earlier than the close of business on the one hundred twentieth day prior to the first anniversary of the date the Corporation commenced mailing its proxy materials for the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after its anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the seventy-fifth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation). In the event of a special meeting at which directors are to be elected, any stockholder entitled to vote may nominate a person or persons for election as director if the stockholder's notice is received by the Secretary of the Corporation not later than the close of the fifteenth day following the day on which notice of the meeting is first mailed to stockholders.

Any notice by a stockholder shall set forth:

(a) the name and address of the stockholder;

(b) a representation that the stockholder is a holder of the Corporation's voting stock (including the number and class of shares held) and that the stockholder intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice;

(c) with respect to notice of an intent to make a nomination, a description of all arrangements or understandings among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

(d) with respect to notice of an intent to make a nomination, all information regarding each nominee that would be required to be disclosed in solicitations of proxies for election of directors in an election contest pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

(e) with respect to notice of an intent to bring up any other matter, a description of the matter, and any material interest of the stockholder in the matter.

Notice of intent to make a nomination shall be accompanied by the written consent of each nominee to serve as director of the Corporation if so elected.

Notwithstanding the foregoing provisions of this Section 12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 12. Nothing in this Section 12 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

ARTICLE IV

BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors, except as otherwise provided in the Certificate of Incorporation or permitted under the DGCL.

Section 2. Number and Qualifications. The number of directors of the Corporation shall be not less than five nor more than 30, which number may be fixed or changed from time to time, within the minimum and maximum, by the Board of Directors. Directors need not be residents of the State of Delaware or Stockholders of the Corporation. A director of the Corporation shall at all times meet all statutory and regulatory qualifications for a director of a publicly held bank holding company and financial holding company.

Section 3. Terms of Directors. The terms of all directors shall expire at the next annual Stockholders meeting following their election. A decrease in the number of directors does not shorten an incumbent director's term. The term of a director elected to fill a vacancy shall expire at the next Stockholders meeting at which directors are elected. Despite the expiration of a director's term, however, such director shall continue to serve until the director's successor is elected and qualified or until such director's earlier resignation or removal.

Any director may be removed at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of the outstanding Shares then entitled to vote at an election of directors.

Section 4. Vacancies and Newly Created Directorships. Except in those instances where the Certificate of Incorporation or applicable law provides otherwise, a majority of directors then in office, although less than a quorum, or a sole remaining director, may fill a vacancy or a newly created directorship on the Board of Directors. A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date or otherwise) may be filled before the vacancy occurs by a majority of directors then in office, including those who have so resigned, but the new director may not take office until the vacancy occurs.

Section 5. Compensation. The Board of Directors may provide for the compensation of directors for their services as such and may provide for the payment or reimbursement of any or all expenses reasonably incurred by them in attending meetings of the Board or of any committee of the Board or in the performance of their other duties as directors. Nothing herein contained, however, shall prevent any director from serving the Corporation in any other capacity or receiving compensation therefor.

Section 6. Executive Committee. The Board of Directors may designate five or more directors who shall constitute the Executive Committee of the Corporation. The Executive Committee, between meetings of the Board of Directors and subject to such limitations as may be required by law or imposed by resolution of the Board of Directors, shall have and may exercise all of the authority of the Board of Directors in the management of the Corporation.

Meetings of the Executive Committee may be held at any time on call of its Chairman or any two members of the Committee. A majority of the members shall constitute a quorum at all meetings. The Executive Committee shall keep minutes of its proceedings and shall report its actions to the next succeeding meeting of the Board of Directors.

Section 7. Other Committees. The Board of Directors may from time to time create or eliminate one or more other committees, including but not limited to Audit, Compensation, Corporate Governance, and Asset Quality Review committees, and appoint members of the Board of Directors to serve on them. Each committee must have one or more members who serve at the pleasure of the Board of Directors, and the Board of Directors shall periodically approve a charter describing the duties of each committee. The provisions of the DGCL and these Bylaws that govern meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board of Directors, shall apply to committees and their members as well. To the extent specified by the Board of Directors, each committee may exercise the authority of the Board of Directors, except as to the matters which the DGCL specifically excepts from the authority of such committees. Nothing contained in this Section shall preclude the

Board of Directors from establishing and appointing any committee, whether of directors or otherwise, not having or exercising the authority of the Board of Directors.

ARTICLE V

MEETINGS OF DIRECTORS

Section 1. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw provision immediately after, and at the same place as, the annual meeting of the Stockholders. In addition, the Board of Directors may provide, by resolution, the date, time and place for the holding of additional regular meetings.

Section 2. Special Meetings. Special meetings of the Board of Directors may be held at any date, time and place upon the call of the Chairman of the Board, the Chief Executive Officer, the President or of the Secretary acting under instructions from the Chairman of the Board or the Chief Executive Officer or the President, or upon the call of any three directors. Special meetings may be held at any date, time and place and without special notice by unanimous consent of the directors.

Section 3. Notice. The person or persons calling a special meeting of the Board of Directors shall, at least two days before the meeting, give notice thereof by any usual means of communication. Such notice may be communicated, without limitation, in person; by telephone, facsimile, or other electronic transmission; or by mail or private carrier. Written notice of a directors meeting is effective at the earliest of the following:

(a) when received;

(b) upon its deposit in the United States mail, as evidenced by the postmark, if mailed with postage thereon prepaid and correctly addressed;

(c) if by facsimile or other electronic transmission, by acknowledgment of the electronic transmission; or

(d) on the date shown on the confirmation of delivery issued by a private carrier, if sent by private carrier to the address of the director last known to the Corporation.

Oral notice is effective when actually communicated to the director. Notice of an adjourned meeting of directors need not be given if the time and place are fixed at the meeting being adjourned. The notice of any meeting of directors need not describe the purpose of the meeting unless otherwise required by the DGCL.

Section 4. Waiver of Notice. A director may waive any notice required by the DGCL, the Certificate of Incorporation or these Bylaws before or after the date and time stated in the notice. The waiver must be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records, except that, notwithstanding the foregoing requirement of written notice, a director's attendance at or participation in a meeting waives any required notice to the director of the meeting unless the director at the beginning of the meeting expressly objects to holding the meeting or transacting business at the because the meeting is not lawfully called or convened.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation.

Section 5. Quorum. A majority of the number of directors in office immediately before the meeting begins, but in no case less than 1/3 of the total number of directors fixed by the Board of Directors, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of directors present may adjourn the meeting from time to time without further notice.

Section 6. Manner of Acting. Except as otherwise provided in the DGCL, the Certificate of Incorporation or herein, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. Conduct of Meetings. The Chairman or the Chief Executive Officer shall preside at all meetings of the Board of Directors; provided, however, that in the absence or at the request of the Chairman of the Board, or if there shall not be a person holding such offices, the person selected to preside at a meeting of directors by a vote of a majority of the directors present shall preside at such meeting. The Secretary, or in the absence or at the request of the Secretary, any person designated by the person presiding at a meeting of the Board of Directors, shall act as secretary of such meeting.

Section 8. Action Without a Meeting. Any action required or permitted to be taken at a Board of Directors meeting may be taken without a meeting if the action is taken by all members of the Board of Directors. The action must be evidenced by one or more consents in writing or by electronic transmission describing the action taken, which consent or consents shall be included in the minutes or filed with the corporate records.

Section 9. Participation Other Than in Person. Members of the Board of Directors or any committee designated by the Board of Directors may participate in a Board of Directors or committee meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.

ARTICLE VI

OFFICERS

Section 1. Officers of the Corporation. The officers of the Corporation may include a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Chairmen, one or more Division Presidents, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, a Secretary, a Treasurer, and such other officers, assistant or deputy officers and agents, as may be elected from time to time by or under the authority of the Board of Directors. The same individual may simultaneously hold more than one office in the Corporation, but no individual may act in more than one capacity where action of two or more officers is required. The title of any officer may include any additional designation descriptive of such officer's duties as the Board of Directors may prescribe.

Section 2. Appointment and Term. The officers of the Corporation shall be elected by the Board of Directors or by a committee or an officer authorized by the Board of Directors or a committee to elect one or more officers; provided, however, that no officer may be authorized to elect the Chairman of the Board, the Chief Executive Officer or the President. Each officer shall hold office until his or her death, resignation, retirement, removal or disqualification or until such officer's successor is elected and qualified.

Section 3. Compensation. The compensation of all officers of the Corporation shall be fixed by or under the authority of the Board of Directors. No officer shall be prevented from receiving such salary by reason of the fact that such officer is also a director.

Section 4. Resignation and Removal of Officers. An officer may resign at any time by communicating such officer's resignation to the Corporation. A resignation is effective when it is communicated unless it specifies in writing a later effective date. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date. The Board of Directors, by the affirmative vote of a majority of its members, may remove the Chairman of the Board, the Chief Executive Officer or the President whenever in its judgment the best interest of the Corporation would be served thereby. In addition, the Board of Directors or a committee or an officer authorized by the Board of Directors or a committee may remove any other officer at any time with or without cause.

Section 5. Contract Rights of Officers. The appointment of an officer does not itself create contract rights. An officer's removal does not itself affect the officer's contract rights, if any, with the Corporation, and an officer's resignation does not itself affect the Corporation's contract rights, if any, with the officer.

Section 6. Chief Executive Officer. The Board of Directors may elect a Chief Executive Officer. The Chief Executive Officer shall, subject to the direction and control of the Board of Directors, supervise and control the business and affairs of the Corporation. In general the Chief Executive Officer shall perform all duties incident to the position of chief executive officer or as may be prescribed by the Board of Directors or these Bylaws from time to time.

Section 7. Chairman of the Board. The Board of Directors may elect from among its members an officer designated as the Chairman of the Board, but the appointment of a Chairman of the Board shall not be required. If a Chairman of the Board shall be elected, then the Chairman of the Board shall have such other duties and authority as may be prescribed by the Board of Directors from time to time. In general the Chairman of the Board shall perform all duties incident to the position of chairman of the board or as may be prescribed by the Board of Directors or these Bylaws from time to time.

Section 8. President. The Board of Directors may elect a President. The President shall perform the duties and exercise the powers of that office and, in addition, the President shall perform such other duties and shall have such other authority as the Board of Directors shall prescribe. In general the President shall perform all duties incident to the position of president or as may be prescribed by the Board of Directors or these Bylaws from time to time. The Board of Directors shall, if it deems such action necessary or desirable, designate the officer of the Corporation who is to perform the duties of the President in the event of such officer's absence or inability to act.

Section 9. Vice Chairman. The Board of Directors may elect one or more officers designated as the Vice Chairman, but the appointment of one or more Vice Chairmen shall not be required. If one or more Vice Chairmen shall be elected, then one or more Vice Chairmen shall have such duties and authority as may be prescribed by the Board of Directors from time to time.

Section 10. Division Presidents. The Board of Directors may appoint one or more officers designated as Division Presidents, but the appointment of one or more Division Presidents shall not be required. If one or more Division Presidents shall be appointed, then the Division President(s) shall have such duties and authority as may be prescribed by the Board of Directors from time to time.

Section 11. Managing Directors and Vice Presidents. The Board of Directors may appoint one or more Managing Directors and one or more Vice Presidents. Categories of Vice Presidents may include, but are not limited to, Group Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents, and Assistant Vice Presidents. The Board of Directors may create categories of Managing Directors. Each Managing Director and each Vice President shall have such duties and authorities as may be described by the Board of Directors or by the officer to whom such Managing Director or Vice President reports.

Section 12. Secretary. The Secretary shall keep the minutes of meetings of the Stockholders and of the Board of Directors and be custodian of the corporate records, and in general perform all duties incident to the office of the secretary and such other duties as from time to time may be assigned to the Secretary by the Chief Executive Officer, the Board of Directors or a committee created by the Board of Directors.

Section 13. Treasurer. The Treasurer shall have charge and custody of all funds and securities of the Corporation, and in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by the Chief Executive Officer, the Board of Directors or a committee created by the Board of Directors.

Section 14. Assistant Secretaries and Deputy Treasurers. Assistant Secretaries and Deputy Treasurers, if any, shall, in the event of the death of or the inability or refusal to act by the Secretary or the Treasurer, respectively, have all the powers and perform all of the duties of those offices, and they shall, in general, perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer or the Board of Directors.

ARTICLE VII

SHARES AND THEIR TRANSFER

Section 1. Shares. Shares of the Corporation may but need not be represented by certificates. Upon request every holder of uncertificated shares shall be entitled to have a certificate.

When Shares are represented by certificates, the Corporation shall issue such certificates in such form as shall be required by the DGCL and as determined by the Board of Directors, to every Stockholder for the fully paid Shares owned by such Stockholder. Each certificate shall be signed by the Chairman, or a Vice Chairman of the Board, or the President, or a Vice President, and the Secretary or an Assistant Secretary or the Treasurer or an Deputy Treasurer of the Corporation representing the number of Shares registered in certificate form. Any or all the signatures on the certificate may be a facsimile.

Section 2. Stock Transfer Books and Transfer of Shares. The Corporation, or its agent, shall keep a book or set of books to be known as the stock transfer books of the Corporation, containing the name of each Stockholder of record, together with such Stockholder's address and the number and class or series of Shares held by such Stockholder. Transfer of Shares of the Corporation represented by certificates shall be made on the stock transfer books of the Corporation only upon surrender of the certificates for the Shares sought to be transferred by the holder of record thereof or by such holder's duly authorized agent, transferee or legal representative, who shall furnish proper evidence of authority to transfer with the Secretary. All certificates surrendered for transfer shall be canceled before new certificates for the transferred Shares shall be issued.

Section 3. Lost Certificates. The Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman, any Division President, any Executive Vice President, any Managing Director, the Secretary, the Treasurer, or such other officers, employees or agents as the Board of Directors or such designated officers may direct, may authorize the issuance of a new certificate in place of a certificate claimed to have been lost, destroyed or mutilated, upon receipt of an affidavit of such fact from the persons claiming the loss or destruction and any other documentation satisfactory to the Board of Directors or such officer. At the discretion of the party reviewing such claim, any such claimant may be required to give the Corporation a bond in such sum as it may direct to indemnify against the loss from any claim with respect to the certificate claimed to have been lost or destroyed.

Section 4. Holder of Record. Except as otherwise required by the DGCL, the Corporation may treat the person in whose name the Shares stand of record on its books as the absolute owner of the Shares and the person exclusively entitled to receive notification and distributions, to vote, and to otherwise exercise the rights, powers and privileges of ownership of such Shares.

Section 5. Transfer Agent and Registrar; Regulations. The Corporation may, if and whenever the Board of Directors so determines, maintain in the State of Delaware or any other state of the United States, one or more transfer offices or agencies and also one or more registry offices, which officers and agencies may establish rules and regulations for the issue, transfer and registration of certificates not inconsistent with these Bylaws. No certificates for Shares of stock of the Corporation in respect of which a Transfer Agent and Registrar shall have been designated shall be valid unless countersigned by such Transfer Agent and registered by such Registrar. Any such countersignature may be a facsimile. The Board may also make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates.

ARTICLE VIII

INDEMNIFICATION

Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer, or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, manager or employee of an Affiliate or of another corporation, association, limited liability company, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, manager, employee or agent or in any other capacity while serving as a director, officer, manager, or employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interest of the Corporation or other entity covered by this Article VIII, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that indemnitee's conduct was unlawful. Such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section 3 of this Article VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. Notwithstanding the foregoing, this Article VIII shall not apply to any director, officer, manager or employee of an Affiliate that, through its corporate governance documents or otherwise by contract, provides indemnification to its directors, officers, managers or employees.

Section 2. Right to Advancement of Expenses. The right to indemnification conferred in this Article shall include the right to be paid by the Corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that an advancement of expenses incurred by an indemnitee shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "Undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Section 3. Right of Indemnitee to Bring Suit. The rights to indemnification and to the advancement of expenses conferred in Sections 1 and 2 of this Article VIII, as limited by Section 7 hereof, shall be contract rights. If a claim under Sections 1 and 2 of this Article VIII is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Board of Directors or independent legal counsel) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors or independent legal counsel) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise shall be on the Corporation.

Section 4. Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested directors or otherwise.

Section 5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, or employee of the Corporation or any person serving at the request of the Corporation as a director, officer, manager, employee or agent of another corporation, association, limited liability company, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 6. Indemnification of Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of expenses to any agent of the Corporation to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 7. Limitations on Indemnification. All indemnification and insurance provisions contained in this Article VIII are subject to the limitations and prohibitions imposed by federal law, including the Securities Act of 1933 and the Federal Deposit Insurance Act, and any implementing regulations concerning indemnification.

ARTICLE IX

GENERAL PROVISIONS

Section 1. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, contracts, checks, notes, drafts, loan documents, letters of credit, master agreements, swap agreements, guarantees, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, powers of attorney, and other instruments or documents may be signed, executed, acknowledged, verified, attested, delivered or accepted on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman, any Division President, any Managing Director, any Vice President, any Assistant Vice President, or any individual who is listed on the Corporation's Officer's payroll file in a position equal to any of the aforementioned officer positions, or such other officers, employees or agents as the Board of Directors or any of such designated officers or individuals may direct. The provisions of this Section 1 are supplementary to any other provision of these Bylaws and shall not be construed to authorize execution of instruments otherwise dictated by law.

Section 2. Voting of Ownership Interests. The Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman, any Division President, any Executive Vice President, any Managing Director, the Secretary, the Treasurer, or such other officers, employees or agents as the Board of Directors or such designated officers may direct are authorized to vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares of stock or other ownership interests in any Affiliate or any other corporations, associations, limited liability companies, partnerships, or other entities standing in the name of the Corporation. The authority herein granted to the individuals to vote or represent on behalf of the Corporation any and all ownership interests held by the Corporation may be exercised either by the individuals in person or by any duly executed proxy or power of attorney.

Section 3. Distributions. The Board of Directors may from time to time authorize, and the Corporation may pay or distribute, dividends or other distributions on its outstanding Shares in such manner and upon such terms and conditions as are permitted by the Certificate of Incorporation and the DGCL.

Section 4. Seal and Attestation. Any officer of the Corporation is empowered to affix the corporate seal on all documents, and may attest the signature of any person executing an instrument on behalf of the Corporation. In the execution on behalf of the Corporation of any instrument, document, writing, notice or paper, it shall not be necessary to affix the corporate seal of the Corporation thereon, and any such instrument, document, writing, notice or paper when executed without said seal affixed thereon shall be of the same force and effect and as binding on the Corporation as if said corporate seal had been affixed thereon in each instance.

Section 5. Amendments. The Board of Directors may amend or repeal these Bylaws and may adopt new Bylaws at any regular or special meeting of the Board of Directors. The Stockholders of the Corporation may also amend or repeal these Bylaws and may adopt new Bylaws.

ARTICLE X

EMERGENCY BYLAWS

Section 1. Emergency Bylaws. This Article X shall be operative during any emergency resulting from an attack on the United States or on a locality in which the Corporation conducts its business or customarily holds meetings of its Board of Directors or its shareholders, or during any nuclear or atomic disaster or during the existence of any catastrophe or other similar emergency condition, as a result of which a quorum of the Board of Directors or the Executive Committee thereof cannot be readily convened (an "emergency"), notwithstanding any different or conflicting provision in the preceding Articles of these Bylaws or in the Certificate of Incorporation of the Corporation. To the extent not inconsistent with the provisions of this Article, the Bylaws provided in the preceding Articles and the provisions of the Certificate of Incorporation of the Corporation shall remain in effect during such emergency, and upon termination of such emergency, the provisions of this Article X shall cease to be operative.

Section 2. Meetings. During any emergency, a meeting of the Board of Directors, or any committee thereof, may be called by any officer or director of the Corporation. Notice of the time and place of the meeting shall be given by any available means of communication by the person calling the meeting to such of the directors and the members of the Corporation's Management Operating Committee, or any successor committee thereto, (the "Designated Officers") as it may be feasible to reach. Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit. As a result of any emergency, the Board of Directors may determine that a meeting of Stockholders not be held at any place, but instead be held solely by means of remote communication in accordance with the DGCL.

Section 3. Quorum. At any meeting of the Board of Directors, or any committee thereof, called in accordance with Section 2 of this Article X, the presence of one director shall constitute a quorum for the transaction of business. Vacancies on the Board of Directors, or any committee thereof, may be filled by a majority vote of the directors in attendance at the meeting. In the event that no directors are able to attend a meeting of the Board of Directors, then the Designated Officers in attendance shall serve as directors for the meeting, without any additional quorum requirement and with full powers to act as directors of the Corporation.

Section 4. Amendments. At any meeting called in accordance with Section 2 of this Article X, the Board of Directors or the committees thereof, as the case may be, may modify, amend or add to the provisions of this Article X so as to make any provision that may be practical or necessary for the circumstances of the emergency.

Section 5. Contingency Plan. A management contingency plan developed by the Corporation's Personnel Division and reviewed annually by a Corporate Governance Committee of the Board of Directors shall be maintained in the custody of the Secretary. Absent action by the Board of Directors, the Corporation shall be managed in accordance with the management contingency plan during an emergency.

Section 6. Liability. No officer, director or employee of the Corporation acting in accordance with the provisions of this Article X shall be liable except for willful misconduct.

Section 7. Repeal or Change. The provisions of this Article X shall be subject to repeal or change by further action of the Board of Directors or by action of the shareholders, but no such repeal or change shall modify the provisions of Section 6 of this Article X with regard to action taken prior to the time of such repeal or change.

Adopted: September 24, 2003

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

January 30, 2004

FILE NO: 46123.74

BY HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Supplemental Letter for Stockholder Proposals Submitted by John K. Moore

Ladies and Gentlemen:

By letter dated January 27, 2004 (the "Initial Letter"), Bank of America Corporation (the "Corporation") requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omits two Proposals received from John K. Moore (the "Proponent") from its proxy materials for the 2004 Annual Meeting for the reasons set forth therein. The Initial Letter is attached hereto as **Exhibit A**.

As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposals from its proxy materials for the 2004 Annual Meeting for the additional reason set forth herein. This letter is intended to supplement, but does not replace, the Initial Letter.

GENERAL

As stated in the Initial Letter, the 2004 Annual Meeting is scheduled to be held on May 26, 2004. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 19, 2004 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals; and

2. Six copies of Exhibit A, which include the Proposals.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intention to omit the Proposals from the Corporation's proxy materials for the 2004 Annual Meeting.

BACKGROUND AND SUMMARY OF PROPOSALS

Proposal A recommends that the Board of Directors amend the bylaws to "separate the roles" of the Chairman of the Board of Directors and the Chief Executive Officer.

Proposal B recommends that the Board of Directors amend the bylaws to require an independent director to serve as Chairman of the Board of Directors.

ADDITIONAL REASON FOR EXCLUSION OF PROPOSALS

The Corporation believes that it may properly omit both the Proposals from the proxy materials for its 2004 Annual Meeting pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposals. Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The Proposals, if implemented, would require that the Chairman of the Board of Directors be an "independent director," without defining independence other than excluding service by the current Chief Executive Officer. In order to comply with the Proposals, the Corporation would be required to ensure that: (a) a sufficient number of independent directors are elected by the stockholders each year to appropriately fill the position of Chairman and positions on the Audit Committee, Compensation Committee, and the Corporate Governance Committee, which are required by the New York Stock Exchange ("NYSE") to be completely independent; and (ii) that one of the "independent" directors would be qualified and willing to serve as Chairman of the Board of Directors.

The Corporation is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Pursuant to Section 211 of the DGCL, the Corporation's directors are elected only by its stockholders. Although vacancies on the Board may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. Thus, ultimately, the Corporation's stockholders determine who serve as the Corporation's directors.

The corporate accounting scandals which have dominated the news in recent years have made the process of finding qualified independent directors who are willing to serve on the board of a public company increasingly difficult and expensive. Coupled with that difficulty is the reality that obtaining insurance coverage for independent directors that provides coverage sufficient to protect independent directors in the event of a lawsuit -- whether or not such a suit has any merit -- and the necessity of having such independent directors serve on at least one of the Corporation's board committees based on the standards for the Corporation's continued listing on the NYSE. The Corporation cannot control who is elected or retained as a director. Furthermore, the Corporation cannot ensure that any independent director, if elected, would be appointed as Chairman by the remaining directors or consent to serve as the Corporation's Chairman.

In a long line of no-action letters, the Division has permitted the exclusion under Rule 14a-8(i)(6) of proposals seeking to impose qualifications on members of the board. Such proposals are excludable under long-standing Division interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. See *I-many, Inc.* (April 4, 2003) (permitting exclusion of proposal requiring that all members of the compensation committee be non-management directors and allowing a non-management shareholder observer); and *Bank of America Corporation* (February 20, 2001) (permitting exclusion of proposal requiring that all members of the compensation committee be independent as defined in the proposal).

Most recently, in *SouthTrust Corporation* (January 16, 2004), the Division concurred that an identical proposal from the Proponent could be excluded under Rule 14a-8(i)(6), as beyond the power of the company's board of directors to implement. In concurring with the company's argument in the *SouthTrust* letter, the Division noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." With respect to the Proposals, the Corporation is similarly situated to SouthTrust in virtually all respects.

Accordingly, based on the foregoing and in view of the consistent position of the Division on prior proposals relating to substantially similar issues, the Corporation believes that it may properly omit the Proposals under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing, and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposals may be excluded from the Corporation's proxy materials for the 2004 Annual Meeting. Based on the Corporation's timetable for the 2004 Annual Meeting, a response from the Division by March 5, 2004 would be of great assistance.

HUNTON & WILLIAMS

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.378.4718 or Jacqueline Jarvis Jones, Assistant General Counsel of the Corporation, at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning a copy of this letter to our courier. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber /HME

Andrew A. Gerber

cc: Jacqueline Jarvis Jones, Esq.
John K. Moore

EXHIBIT A

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

January 27, 2004

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposals Submitted by John K. Moore

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received from John K. Moore (the "Proponent") two proposals dated November 17, 2003 (the "Proposals") for inclusion in the proxy materials for the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"). The Proposals are attached hereto as **Exhibit A.** The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposals from its proxy materials for the 2004 Annual Meeting for the reasons set forth herein.

GENERAL

The 2004 Annual Meeting is scheduled to be held on or about May 26, 2004. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 19, 2004 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals; and

2. Six copies of the Proposals.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intention to omit the Proposals from the Corporation's proxy materials for the 2004 Annual Meeting.

BACKGROUND AND SUMMARY OF PROPOSALS

Proposal A recommends that the Board of Directors amend the bylaws to "separate the roles" of the Chairman of the Board of Directors and the Chief Executive Officer.

Proposal B recommends that the Board of Directors amend the bylaws to require an independent director to serve as Chairman of the Board of Directors.

REASONS FOR EXCLUSION OF PROPOSALS

The Corporation believes that both of the Proposals may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rules 14a-8(c) and (f) because the Proponent exceeded the one proposal limitation. Additionally, the Corporation believes that Proposal A may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Proposals should both be excluded pursuant to Rule 14a-8(c) and Rule 14a-8(f)(1) because the Proponent has submitted more than one proposal for inclusion in the Corporation's proxy materials for the 2004 Annual Meeting and did not revise the submission to include only one proposal in response to the Corporation's notification of this deficiency.

Both of the Proposals should be excluded from the proxy materials for the 2004 Annual Meeting because the Proponent submitted more than one proposal to the Corporation for inclusion in its proxy materials and, when timely notified of the violation of the applicable rules, the Proponent failed to adequately correct it. Rule 14a-8(c) states that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(1) permits a company to exclude a proponent's proposals if the company notifies the proponent of the proponent's failure to follow one of the procedural requirements within 14 calendar days of receiving the proposals and the proponent fails to correct the problem within 14 calendar days of receiving the company's notice.

As required by Rule 14a-8(f)(1), the Corporation informed the Proponent, in a letter dated November 25, 2003, of the requirements of Rule 14a-8(c), that the Proponent would need to revise his letter of November 17, 2003 to include only one proposal, and that the Proponent had 14 calendar days from the date of receipt of the Corporation's letter to correct the deficiency. See **Exhibit B**. As of the date of this letter, the Proponent had not revised his previous submission.

On numerous occasions similar to the circumstances at issue here, the Division has relied on Rule 14a-8(c) and (f) to permit a company to omit a shareholder submission containing multiple proposals. *See generally*, *Compuware Corporation* (July 3, 2003); *Fotoball USA, Inc.* (April 3, 2001); *American Electric Power Co., Inc.* (January 2, 2001); and *IGEN International, Inc.* (July 3, 2000).

Notwithstanding the fact that the Proponent has framed his request in terms of one shareholder resolution, the Proposals submitted by the Proponent violate Rule 14a-8(c) because they consist of two separate and distinct proposals. The Division consistently has taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c). See *Compuware Corporation* (July 3, 2003); *American Electric Power Co., Inc.* (January 2, 2001); and *Fotoball USA, Inc.* (May 6, 1997). In *Compuware*, the company was permitted to exclude a proposal which, although phrased as one proposal, actually amounted to six separate proposals. In *American Electric Power*, the company was permitted to exclude a proposal which, although phrased as one amendment to the articles of incorporation and/or bylaws of the company, actually amounted to four separate proposals. In *Fotoball*, the Division granted the company's no-action request with respect to the exclusion of several distinct shareholder proposals requiring minimum director shareholdings, and payment of directors in stock or options, and prohibiting non-employee directors from performing other services for the company, even though the proposals were phrased as one recommendation. The Division's position in these letters was consistent with the intent of Rule 14a-8, since to determine otherwise would place form over substance and allow an infinite number of proposals as long as they were framed as one resolution.

Similar to *Compuware*, *American Electric Power* and *Fotoball*, although phrased as one bylaw amendment, the Proposals submitted by the Proponent relate to two distinct concepts. Proposal A would require the separation of the roles of chairman of the board of directors and chief executive officer. Proposal B would require that an independent director serve as chairman of the board of directors. The fact that there are two distinct proposals is supported by the Proponent's letter to the Corporation's board of directors dated November 25, 2003, attached as **Exhibit C**. In that letter, the Proponent states that the board of directors "will make a decision regarding a proposal to separate the roles of Chairman of the Board of Directors and Chief Executive Officer. **Additionally**, the proposal requires that an independent director serve as Chairman of the Board." (emphasis added). Accordingly, the Proponent himself views the Proposals as two distinct concepts. Furthermore, if implemented, the Proposals would require amendments to separate sections of the Corporation's bylaws (which are attached as **Exhibit D**). Although the Corporation believes Proposal A is moot (as discussed further below), the Proponent is presumably intending some form of amendment to Section 1 of Article VI of the Corporation's bylaws. Proposal B would require a separate amendment to Section 7 of Article VI of the Corporation's bylaws.

In summary, the Proponent's request contains multiple proposals contrary to Rule 14a-8(c), the Corporation provided timely notice of this deficiency as required by Rule 14a-8(f)(1), and the Proponent failed to correct the deficiency. Accordingly, it is our view that the Corporation may exclude the Proposals from its proxy materials for the 2004 Annual Meeting.

2. The Corporation may omit Proposal A pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

A. The Corporation's bylaws already provide for separated roles.

The Corporation believes that Proposal A may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. As written, the goal of Proposal A appears to require the Corporation's bylaws to provide for the establishment of separate roles for each of the Chairman of the Board and the Chief Executive Officer. As noted above, Section 1 of Article VI clearly provides for a separate role for each of the Chairman of the Board and the Chief Executive Officer, each to be elected from time to time by the board of directors. Section 6 of Article VI clearly defines the role of the Chief Executive Officer. Section 6 of Article VI also clearly defines the role of the Chairman of the Board. The functions of these two roles are clear and separate in the bylaws. Section 1 of Article VI further requires that "no individual may act in more than one capacity where action of two or more officers is required."

While the Proponent may argue that Proposal A was intended to require separate individuals to serve as Chairman of the Board and Chief Executive Officer, Proposal A was not written to accomplish that goal. Consistent with Division policy, the Proponent should not now be afforded an opportunity to re-characterize Proposal A. Question B.6 of Staff Legal Bulletin 14 (July 13, 2001) ("SLB 14") states that the Division's determination of no-action letters under Rule 14a-8 is based on, among other things, the "way in which a proposal is drafted." SLB 14 makes clear that similar proposals may or may not be includable based on slightly differing language. Furthermore, in a teleconference, *"Shareholder Proposals: What to Expect in the 2002 Proxy Season"* (November 26, 2001), the Associate Director (Legal) of the Division emphasized the importance of the precise nature in which a proposal should be drafted. The Associate Director (Legal) stated that, in analyzing a proposal, "you really need to read the ***exact wording*** of the proposal . . . We really wanted to explain that to folks. And we took a lot of time to make it very, very clear in [SLB 14] and it should help everybody." In short, proposals must be drafted with precision. See *Bank of America Corporation* (February 18, 2003); and *Bell Atlantic Corporation* (December 15, 1995, *affirmed on reconsideration,* January 23, 1996).

Looking at the exact wording of Proposal A, it does not address the individual or individuals serving as Chairman of the Board and Chief Executive Officer, but rather only calls for an amendment to the bylaws for a separation of the roles of such positions. However, the bylaws already provide for a separation of the roles of Chairman of the Board and Chief Executive Officer. If Proposal A was actually designed to address the individual or individuals serving as Chairman of the Board and Chief Executive Officer, it was not drafted with the precision required by past Division precedent, SLB 14, and Associate Director (Legal)'s comments. As was the case in prior no-action letters, the Proponent should not be permitted to change Proposal A into something it is not, or to cure Proposal A's imprecisely drafted language. Accordingly, Proposal A should be excluded pursuant to Rule 14a-8(i)(10) since it only relates to a separation of the roles of the Chairman of the Board and Chief Executive Officer, and the Corporation's bylaws already provide for such separation.

B. After completion of the Corporation's merger with FleetBoston Financial Corporation, the Corporation will have different individuals serving as Chairman of the Board and Chief Executive Officer.

In the event that the Division is unable to concur that Proposal A, as written, has been substantially implemented, the Corporation nevertheless believes that Proposal A is moot because, after completion of the Corporation's previously announced merger with FleetBoston Financial Corporation ("FleetBoston"), the Corporation will have different individuals serving as Chairman of the Board and Chief Executive Officer. As announced on October 27, 2003, and pursuant to the Agreement and Plan of Merger, dated as of October 27, 2003, by and between the Corporation and FleetBoston, Charles K. Gifford, the current chairman of the board and chief executive officer of FleetBoston, will become the Chairman of the Board of the Corporation and Kenneth D. Lewis, the current chairman of the board and chief executive officer of the Corporation, will serve as the Chief Executive Officer. If Proposal A were adopted and implemented, the result would be identical to the post-merger situation with Mr. Gifford serving as the Chairman of the Board and Mr. Lewis serving as the Chief Executive Officer. Accordingly, Proposal A should be excluded pursuant to Rule 14a-8(i)(10) because after the merger is completed, Proposal A will be substantially implemented since different individuals will serve as Chairman of the Board and as Chief Executive Officer.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2004 Annual Meeting. Based on the Corporation's timetable for the 2004 Annual Meeting, a response from the Division by March 5, 2004 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: John K. Moore

EXHIBIT A

NOV 17 2003

▲ MOORE COMPANIES

200 Providence Road
Post Office Box 35261
Charlotte, NC 28235
Phone: 704-3321546
Fax: 704-332-5406

November 17, 2003

Mr. Kenneth D. Lewis
Chief Executive Officer
Bank Of America Corporate Center
100 N Tryon Street
Charlotte, North Carolina 28255

Dear Mr. Lewis:

Enclosed please find a shareholder proposal that I am submitting under the SEC's shareholder proposal rules and which I intend to offer at the 2004 Annual Meeting. I have continuously owned well over $2,000 in market value of Bank of America common stock for over a year and will own those securities through the date of the 2004 Annual Meeting. A written confirmation of my ownership from my broker is also enclosed.

Yours truly,

John K. Moore

OFFICE OF THE
NOV 19 2003
CORPORATE SECRETARY

PROPOSAL

The shareholders recommend that the Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible.

SUPPORTING STATEMENT

A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

The New York Stock Exchange has recently adopted corporate governance standards requiring that a majority of the Board of Directors be independent and that regular meetings of only the independent directors be held. Requiring the Chairman of the Board to be independent will facilitate the holding of such meetings as well as identifying an independent director to whom shareholders and employees may take their concerns about executive management and the company.

This proposal is not intended to be critical of the company's present Chairman and CEO. It is made in the spirit of fostering good corporate governance at a time when the risks of not having adequate corporate checks and balances are abundantly clear.

I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief.

To ensure a check and balance oversight of our investment with an

Independent Board Chairman

Vote FOR [Insert Designation of Proposal on Proxy Card]

EXHIBIT B

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

November 25, 2003

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

John K. Moore
200 Providence Road
Charlotte, NC 28235

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Moore:

I received your submission dated November 17, 2003. Under Securities and Exchange Commission ("SEC") Rule 14a-8(c), each shareholder may submit "no more than one proposal to a company for a particular shareholders' meeting." We believe that your submission contains more than one proposal in violation of Rule 14a-8(c). You have proposed (1) that the roles of the Chairman of the Board of Directors and Chief Executive Officer be separated and (2) that the Chairman of the Board of Directors be independent. In order to properly consider one of your proposals for inclusion in the Corporation's proxy statement, you must select only one of your two proposals for consideration. Please note that if we do not receive your selection **within 14 calendar days** of your receipt of this letter, we may properly exclude both of these proposals from our proxy statement.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including any proposal you select on related or different grounds pursuant to applicable SEC rules.

Please send the requested response to my attention: Jacqueline Jarvis Jones, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

If you would like to discuss this matter, please feel free to call me at 704.386.9036.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Ms. Rachel R. Cummings, Corporate Secretary

#572922

EXHIBIT C

▲ MOORE COMPANIES

200 Providence Road
Post Office Box 35261
Charlotte, NC 28235
Phone: 704-3321546
Fax: 704-332-5406

November 25, 2003

Board of Directors
Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

Dear Board Member:

In the next few weeks you will make a decision regarding a shareholder proposal to separate the roles of Chairman of the Board of Directors and Chief Executive Officer. Additionally, the proposal requires that an independent director serve as Chairman of the Board. A copy of this proposal is enclosed.

As a long-term shareholder, I desire the opportunity to discuss this proposal with each of you, particularly in view of your fiduciary responsibility to work on behalf of all shareholders' best interest. You may contact me either by phone at 704-332-1546 or 704-333-9054 (residence). Please be assured I will take only a few minutes of your time.

Yours truly,

John K. Moore

John K. Moore
JM/km
c: file
encl: 1

PROPOSAL

The shareholders recommend that the Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible.

SUPPORTING STATEMENT

A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

The New York Stock Exchange has recently adopted corporate governance standards requiring that a majority of the Board of Directors be independent and that regular meetings of only the independent directors be held. Requiring the Chairman of the Board to be independent will facilitate the holding of such meetings as well as identifying an independent director to whom shareholders and employees may take their concerns about executive management and the company.

This proposal is not intended to be critical of the company's present Chairman and CEO. It is made in the spirit of fostering good corporate governance at a time when the risks of not having adequate corporate checks and balances are abundantly clear.

I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief.

To ensure a check and balance oversight of our investment with an

Independent Board Chairman

Vote FOR [Insert Designation of Proposal on Proxy Card]

EXHIBIT D

BYLAWS

OF

BANK OF AMERICA CORPORATION

ARTICLE I

DEFINITIONS

Section 1. Definitions. In these Bylaws, unless otherwise specifically provided:

(a) "Affiliate" means any corporation, partnership, limited liability company, association, trust or other entity or organization that is Controlled By the Corporation.

(b) "Certificate of Incorporation" means the Certificate of Incorporation of the Corporation, as amended and restated from time to time, including any certificates of designation filed with the Delaware Secretary of State setting forth the terms of preferred stock of the Company.

(c) "Common Stock" means the common stock of the Corporation.

(d) "Controlled By" means possession, directly or indirectly, of the power to direct or cause the direction and management of the policies of an entity, whether through the ownership of over fifty percent of the voting securities or other ownership interest, by contract or otherwise.

(e) "Corporation" means Bank of America Corporation, a Delaware corporation, and any successor thereto.

(f) "DGCL" means the General Corporation Law of the State of Delaware, as the same now exists or may hereafter be amended.

(g) "Shares" means the Common Stock and other units into which the equity interests in the Corporation are divided.

(h) "Stockholder" means the person in whose name Shares are registered in the records of the Corporation.

Section 2. Cross-Reference to the DGCL. If any term used in these Bylaws and not otherwise defined herein is defined for purposes of the DGCL, such definition shall apply for purposes of these Bylaws, unless the context shall clearly require otherwise.

ARTICLE II

OFFICES

Section 1. Principal Place of Business. The principal place of business of the Corporation shall be located in the City of Charlotte, County of Mecklenburg, State of North Carolina.

Section 2. Registered Office. The registered office of the Corporation required by the DGCL to be maintained in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the corporation's registered agent at such address is The Corporation Trust Company.

Section 3. Other Offices. The Corporation may have offices at such other places, either within or without the State of Delaware, as the Board of Directors may from time to time determine or as the affairs of the Corporation may require from time to time.

ARTICLE III

STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of the Stockholders shall be held each year at a date and hour fixed by the Board of Directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting.

Section 2. Special Meetings. Special meetings of the Stockholders, for any purpose or purposes, unless otherwise prescribed by the DGCL, may be called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, or by the Secretary acting under instructions of the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the President. Business to be conducted at a special meeting may only be brought before the meeting pursuant to the Corporation's notice of meeting.

Section 3. Place of Meeting. The Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President of the Corporation, or the Secretary acting under instructions of the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, shall designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting of Stockholders or for any special meeting of Stockholders.

Section 4. Notice to Stockholders. Except as otherwise provided herein or required by law, whenever Stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which the Stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Any notice to Stockholders shall be effective if given by a form of electronic transmission consented to by the stockholder in the manner and to the extent permitted by the DGCL.

The written notice of any meeting shall be given not less than ten nor more than 60 days before the date of the meeting to each Stockholder entitled to vote at such meeting. Notwithstanding the foregoing, notice may be given to stockholders sharing an address in the manner and to the extent permitted by the DGCL. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder's address as it appears on the records of the Corporation.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder entitled to vote at the meeting.

Section 5. Fixing of Record Date. For the purpose of determining Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or Stockholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Stockholders for any other proper purpose, the Board of Directors may fix in advance a date for any such determination of Stockholders, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which date in any case to be not more than 60 days and, in case of a meeting of Stockholders, not less than ten days prior to, the date of such meeting or on which such action is to be taken. If no record date is fixed for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders, or for determination of the Stockholders entitled to receive payment of a dividend or other distribution or any other purpose, the close of business on the day before the first notice is given shall be the record date. When a determination of Stockholders entitled to vote at any meeting of Stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date.

Section 6. Stockholders List. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before the meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Stockholder and the number of Shares registered in the name of each Stockholder. The list of Stockholders shall be open to the examination of any Stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting during ordinary business hours, at the principal place of business of the Corporation, or the Corporation may place the

Stockholder's list on a reasonably accessible electronic network as permitted by the DGCL. The list shall be produced and kept at the time and place of the meeting and be available for inspection by any Stockholder who is present at the meeting.

Section 7. Quorum. A majority of the voting power of the outstanding shares entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at a meeting of Stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the votes entitled to be cast by the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. In the absence of a quorum, such meeting may be adjourned from time to time by the approval of the majority of the voting power of the outstanding shares present and entitled to vote at the meeting, even if less than a quorum. Once a quorum is present at a meeting, it is deemed present for the remainder of the meeting and for any adjournment of that meeting, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum.

Section 8. Proxies. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Without limiting the manner in which a Stockholder may authorize another person or persons to act for such Stockholder as proxy pursuant to the previous paragraph, the following shall constitute a valid means by which a Stockholder may grant such authority:

(1) A Stockholder may execute a writing authorizing another person or persons to act for such Stockholder as proxy. Execution may be accomplished by the Stockholder or such Stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(2) A Stockholder may authorize another person or persons to act for such Stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the Stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions

are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the previous paragraph of this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

Section 9. Voting of Shares. Except as otherwise provided by the Certificate of Incorporation, each outstanding share of Common Stock is entitled to one vote on each matter voted on at a Stockholders meeting. Other Shares are entitled to vote only as provided in the Certificate of Incorporation or the DGCL. If a quorum exists, action on a matter (other than election of directors or the Chairman of a meeting) is approved if the votes cast favoring an action exceed the votes cast opposing the action, unless the Certificate of Incorporation or the DGCL requires a greater number of affirmative votes. Where a separate vote by a class or series or classes or series is required, the approval of the majority of the votes entitled to be cast within such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series. Such class or series or classes or series shall not be entitled to vote separately unless expressly required by the Certificate of Incorporation or as otherwise provided in the DGCL.

Section 10. Voting for Directors. The directors of the Corporation shall be elected by a plurality of the votes cast by the Shares entitled to vote in the election at the meeting at which a quorum is present unless otherwise provided in the Certificate of Incorporation.

Section 11. Conduct of Meetings. The Chairman of the Board shall preside as chairman at each meeting of Stockholders or, in the Chairman's absence, the Chief Executive Officer shall so preside. At the request of the Chairman of the Board or the Chief Executive Officer, in both their absences, such other officer as the Board of Directors shall designate shall so preside at any such meeting. In the absence of a presiding officer determined in accordance with the preceding sentence, any person may be designated to so preside at a Stockholders meeting by a plurality vote of the Shares represented and entitled to vote at the meeting. The Secretary or, in the absence or at the request of the Secretary, any person designated by the person presiding at a Stockholders meeting shall act as secretary of such meeting. The chairman of any meeting of Stockholders shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting, the conduct of discussion, and the propriety of any proposal brought before the meeting. The date and time of the opening and closing of the polls for each matter upon which the Stockholders will vote at the meeting shall be announced at the meeting.

Section 12. Notice of Stockholder Business and Nominations. At any meeting of the stockholders, only business that has been properly brought before the meeting may be conducted. Nominations for the election of directors and the proposal of other business at an annual meeting may be made only: (a) pursuant to the Corporation's notice of meeting; (b) by or at the direction of the Board of Directors; or (c) by a stockholder entitled to vote who complies with this Section 12.

A notice of the intent of a stockholder to make a nomination or to bring any other matter before the annual meeting shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the seventy-fifth day nor earlier than the close of business on the one hundred twentieth day prior to the first anniversary of the date the Corporation commenced mailing its proxy materials for the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after its anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the seventy-fifth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation). In the event of a special meeting at which directors are to be elected, any stockholder entitled to vote may nominate a person or persons for election as director if the stockholder's notice is received by the Secretary of the Corporation not later than the close of the fifteenth day following the day on which notice of the meeting is first mailed to stockholders.

Any notice by a stockholder shall set forth:

(a) the name and address of the stockholder;

(b) a representation that the stockholder is a holder of the Corporation's voting stock (including the number and class of shares held) and that the stockholder intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice;

(c) with respect to notice of an intent to make a nomination, a description of all arrangements or understandings among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

(d) with respect to notice of an intent to make a nomination, all information regarding each nominee that would be required to be disclosed in solicitations of proxies for election of directors in an election contest pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

(e) with respect to notice of an intent to bring up any other matter, a description of the matter, and any material interest of the stockholder in the matter.

Notice of intent to make a nomination shall be accompanied by the written consent of each nominee to serve as director of the Corporation if so elected.

Notwithstanding the foregoing provisions of this Section 12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 12. Nothing in this Section 12 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

ARTICLE IV

BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors, except as otherwise provided in the Certificate of Incorporation or permitted under the DGCL.

Section 2. Number and Qualifications. The number of directors of the Corporation shall be not less than five nor more than 30, which number may be fixed or changed from time to time, within the minimum and maximum, by the Board of Directors. Directors need not be residents of the State of Delaware or Stockholders of the Corporation. A director of the Corporation shall at all times meet all statutory and regulatory qualifications for a director of a publicly held bank holding company and financial holding company.

Section 3. Terms of Directors. The terms of all directors shall expire at the next annual Stockholders meeting following their election. A decrease in the number of directors does not shorten an incumbent director's term. The term of a director elected to fill a vacancy shall expire at the next Stockholders meeting at which directors are elected. Despite the expiration of a director's term, however, such director shall continue to serve until the director's successor is elected and qualified or until such director's earlier resignation or removal.

Any director may be removed at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of the outstanding Shares then entitled to vote at an election of directors.

Section 4. Vacancies and Newly Created Directorships. Except in those instances where the Certificate of Incorporation or applicable law provides otherwise, a majority of directors then in office, although less than a quorum, or a sole remaining director, may fill a vacancy or a newly created directorship on the Board of Directors. A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date or otherwise) may be filled before the vacancy occurs by a majority of directors then in office, including those who have so resigned, but the new director may not take office until the vacancy occurs.

Section 5. Compensation. The Board of Directors may provide for the compensation of directors for their services as such and may provide for the payment or reimbursement of any or all expenses reasonably incurred by them in attending meetings of the Board or of any committee of the Board or in the performance of their other duties as directors. Nothing herein contained, however, shall prevent any director from serving the Corporation in any other capacity or receiving compensation therefor.

Section 6. Executive Committee. The Board of Directors may designate five or more directors who shall constitute the Executive Committee of the Corporation. The Executive Committee, between meetings of the Board of Directors and subject to such limitations as may be required by law or imposed by resolution of the Board of Directors, shall have and may exercise all of the authority of the Board of Directors in the management of the Corporation.

Meetings of the Executive Committee may be held at any time on call of its Chairman or any two members of the Committee. A majority of the members shall constitute a quorum at all meetings. The Executive Committee shall keep minutes of its proceedings and shall report its actions to the next succeeding meeting of the Board of Directors.

Section 7. Other Committees. The Board of Directors may from time to time create or eliminate one or more other committees, including but not limited to Audit, Compensation, Corporate Governance, and Asset Quality Review committees, and appoint members of the Board of Directors to serve on them. Each committee must have one or more members who serve at the pleasure of the Board of Directors, and the Board of Directors shall periodically approve a charter describing the duties of each committee. The provisions of the DGCL and these Bylaws that govern meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board of Directors, shall apply to committees and their members as well. To the extent specified by the Board of Directors, each committee may exercise the authority of the Board of Directors, except as to the matters which the DGCL specifically excepts from the authority of such committees. Nothing contained in this Section shall preclude the

Board of Directors from establishing and appointing any committee, whether of directors or otherwise, not having or exercising the authority of the Board of Directors.

ARTICLE V

MEETINGS OF DIRECTORS

Section 1. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw provision immediately after, and at the same place as, the annual meeting of the Stockholders. In addition, the Board of Directors may provide, by resolution, the date, time and place for the holding of additional regular meetings.

Section 2. Special Meetings. Special meetings of the Board of Directors may be held at any date, time and place upon the call of the Chairman of the Board, the Chief Executive Officer, the President or of the Secretary acting under instructions from the Chairman of the Board or the Chief Executive Officer or the President, or upon the call of any three directors. Special meetings may be held at any date, time and place and without special notice by unanimous consent of the directors.

Section 3. Notice. The person or persons calling a special meeting of the Board of Directors shall, at least two days before the meeting, give notice thereof by any usual means of communication. Such notice may be communicated, without limitation, in person; by telephone, facsimile, or other electronic transmission; or by mail or private carrier. Written notice of a directors meeting is effective at the earliest of the following:

(a) when received;

(b) upon its deposit in the United States mail, as evidenced by the postmark, if mailed with postage thereon prepaid and correctly addressed;

(c) if by facsimile or other electronic transmission, by acknowledgment of the electronic transmission; or

(d) on the date shown on the confirmation of delivery issued by a private carrier, if sent by private carrier to the address of the director last known to the Corporation.

Oral notice is effective when actually communicated to the director. Notice of an adjourned meeting of directors need not be given if the time and place are fixed at the meeting being adjourned. The notice of any meeting of directors need not describe the purpose of the meeting unless otherwise required by the DGCL.

Section 4. Waiver of Notice. A director may waive any notice required by the DGCL, the Certificate of Incorporation or these Bylaws before or after the date and time stated in the notice. The waiver must be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records, except that, notwithstanding the foregoing requirement of written notice, a director's attendance at or participation in a meeting waives any required notice to the director of the meeting unless the director at the beginning of the meeting expressly objects to holding the meeting or transacting business at the because the meeting is not lawfully called or convened.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation.

Section 5. Quorum. A majority of the number of directors in office immediately before the meeting begins, but in no case less than 1/3 of the total number of directors fixed by the Board of Directors, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of directors present may adjourn the meeting from time to time without further notice.

Section 6. Manner of Acting. Except as otherwise provided in the DGCL, the Certificate of Incorporation or herein, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. Conduct of Meetings. The Chairman or the Chief Executive Officer shall preside at all meetings of the Board of Directors; provided, however, that in the absence or at the request of the Chairman of the Board, or if there shall not be a person holding such offices, the person selected to preside at a meeting of directors by a vote of a majority of the directors present shall preside at such meeting. The Secretary, or in the absence or at the request of the Secretary, any person designated by the person presiding at a meeting of the Board of Directors, shall act as secretary of such meeting.

Section 8. Action Without a Meeting. Any action required or permitted to be taken at a Board of Directors meeting may be taken without a meeting if the action is taken by all members of the Board of Directors. The action must be evidenced by one or more consents in writing or by electronic transmission describing the action taken, which consent or consents shall be included in the minutes or filed with the corporate records.

Section 9. Participation Other Than in Person. Members of the Board of Directors or any committee designated by the Board of Directors may participate in a Board of Directors or committee meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.

ARTICLE VI

OFFICERS

Section 1. Officers of the Corporation. The officers of the Corporation may include a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Chairmen, one or more Division Presidents, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, a Secretary, a Treasurer, and such other officers, assistant or deputy officers and agents, as may be elected from time to time by or under the authority of the Board of Directors. The same individual may simultaneously hold more than one office in the Corporation, but no individual may act in more than one capacity where action of two or more officers is required. The title of any officer may include any additional designation descriptive of such officer's duties as the Board of Directors may prescribe.

Section 2. Appointment and Term. The officers of the Corporation shall be elected by the Board of Directors or by a committee or an officer authorized by the Board of Directors or a committee to elect one or more officers; provided, however, that no officer may be authorized to elect the Chairman of the Board, the Chief Executive Officer or the President. Each officer shall hold office until his or her death, resignation, retirement, removal or disqualification or until such officer's successor is elected and qualified.

Section 3. Compensation. The compensation of all officers of the Corporation shall be fixed by or under the authority of the Board of Directors. No officer shall be prevented from receiving such salary by reason of the fact that such officer is also a director.

Section 4. Resignation and Removal of Officers. An officer may resign at any time by communicating such officer's resignation to the Corporation. A resignation is effective when it is communicated unless it specifies in writing a later effective date. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date. The Board of Directors, by the affirmative vote of a majority of its members, may remove the Chairman of the Board, the Chief Executive Officer or the President whenever in its judgment the best interest of the Corporation would be served thereby. In addition, the Board of Directors or a committee or an officer authorized by the Board of Directors or a committee may remove any other officer at any time with or without cause.

Section 5. Contract Rights of Officers. The appointment of an officer does not itself create contract rights. An officer's removal does not itself affect the officer's contract rights, if any, with the Corporation, and an officer's resignation does not itself affect the Corporation's contract rights, if any, with the officer.

Section 6. Chief Executive Officer. The Board of Directors may elect a Chief Executive Officer. The Chief Executive Officer shall, subject to the direction and control of the Board of Directors, supervise and control the business and affairs of the Corporation. In general the Chief Executive Officer shall perform all duties incident to the position of chief executive officer or as may be prescribed by the Board of Directors or these Bylaws from time to time.

Section 7. Chairman of the Board. The Board of Directors may elect from among its members an officer designated as the Chairman of the Board, but the appointment of a Chairman of the Board shall not be required. If a Chairman of the Board shall be elected, then the Chairman of the Board shall have such other duties and authority as may be prescribed by the Board of Directors from time to time. In general the Chairman of the Board shall perform all duties incident to the position of chairman of the board or as may be prescribed by the Board of Directors or these Bylaws from time to time.

Section 8. President. The Board of Directors may elect a President. The President shall perform the duties and exercise the powers of that office and, in addition, the President shall perform such other duties and shall have such other authority as the Board of Directors shall prescribe. In general the President shall perform all duties incident to the position of president or as may be prescribed by the Board of Directors or these Bylaws from time to time. The Board of Directors shall, if it deems such action necessary or desirable, designate the officer of the Corporation who is to perform the duties of the President in the event of such officer's absence or inability to act.

Section 9. Vice Chairman. The Board of Directors may elect one or more officers designated as the Vice Chairman, but the appointment of one or more Vice Chairmen shall not be required. If one or more Vice Chairmen shall be elected, then one or more Vice Chairmen shall have such duties and authority as may be prescribed by the Board of Directors from time to time.

Section 10. Division Presidents. The Board of Directors may appoint one or more officers designated as Division Presidents, but the appointment of one or more Division Presidents shall not be required. If one or more Division Presidents shall be appointed, then the Division President(s) shall have such duties and authority as may be prescribed by the Board of Directors from time to time.

Section 11. Managing Directors and Vice Presidents. The Board of Directors may appoint one or more Managing Directors and one or more Vice Presidents. Categories of Vice Presidents may include, but are not limited to, Group Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents, and Assistant Vice Presidents. The Board of Directors may create categories of Managing Directors. Each Managing Director and each Vice President shall have such duties and authorities as may be described by the Board of Directors or by the officer to whom such Managing Director or Vice President reports.

Section 12. Secretary. The Secretary shall keep the minutes of meetings of the Stockholders and of the Board of Directors and be custodian of the corporate records, and in general perform all duties incident to the office of the secretary and such other duties as from time to time may be assigned to the Secretary by the Chief Executive Officer, the Board of Directors or a committee created by the Board of Directors.

Section 13. Treasurer. The Treasurer shall have charge and custody of all funds and securities of the Corporation, and in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by the Chief Executive Officer, the Board of Directors or a committee created by the Board of Directors.

Section 14. Assistant Secretaries and Deputy Treasurers. Assistant Secretaries and Deputy Treasurers, if any, shall, in the event of the death of or the inability or refusal to act by the Secretary or the Treasurer, respectively, have all the powers and perform all of the duties of those offices, and they shall, in general, perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer or the Board of Directors.

ARTICLE VII

SHARES AND THEIR TRANSFER

Section 1. Shares. Shares of the Corporation may but need not be represented by certificates. Upon request every holder of uncertificated shares shall be entitled to have a certificate.

When Shares are represented by certificates, the Corporation shall issue such certificates in such form as shall be required by the DGCL and as determined by the Board of Directors, to every Stockholder for the fully paid Shares owned by such Stockholder. Each certificate shall be signed by the Chairman, or a Vice Chairman of the Board, or the President, or a Vice President, and the Secretary or an Assistant Secretary or the Treasurer or an Deputy Treasurer of the Corporation representing the number of Shares registered in certificate form. Any or all the signatures on the certificate may be a facsimile.

Section 2. Stock Transfer Books and Transfer of Shares. The Corporation, or its agent, shall keep a book or set of books to be known as the stock transfer books of the Corporation, containing the name of each Stockholder of record, together with such Stockholder's address and the number and class or series of Shares held by such Stockholder. Transfer of Shares of the Corporation represented by certificates shall be made on the stock transfer books of the Corporation only upon surrender of the certificates for the Shares sought to be transferred by the holder of record thereof or by such holder's duly authorized agent, transferee or legal representative, who shall furnish proper evidence of authority to transfer with the Secretary. All certificates surrendered for transfer shall be canceled before new certificates for the transferred Shares shall be issued.

Section 3. Lost Certificates. The Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman, any Division President, any Executive Vice President, any Managing Director, the Secretary, the Treasurer, or such other officers, employees or agents as the Board of Directors or such designated officers may direct, may authorize the issuance of a new certificate in place of a certificate claimed to have been lost, destroyed or mutilated, upon receipt of an affidavit of such fact from the persons claiming the loss or destruction and any other documentation satisfactory to the Board of Directors or such officer. At the discretion of the party reviewing such claim, any such claimant may be required to give the Corporation a bond in such sum as it may direct to indemnify against the loss from any claim with respect to the certificate claimed to have been lost or destroyed.

Section 4. Holder of Record. Except as otherwise required by the DGCL, the Corporation may treat the person in whose name the Shares stand of record on its books as the absolute owner of the Shares and the person exclusively entitled to receive notification and distributions, to vote, and to otherwise exercise the rights, powers and privileges of ownership of such Shares.

Section 5. Transfer Agent and Registrar; Regulations. The Corporation may, if and whenever the Board of Directors so determines, maintain in the State of Delaware or any other state of the United States, one or more transfer offices or agencies and also one or more registry offices, which officers and agencies may establish rules and regulations for the issue, transfer and registration of certificates not inconsistent with these Bylaws. No certificates for Shares of stock of the Corporation in respect of which a Transfer Agent and Registrar shall have been designated shall be valid unless countersigned by such Transfer Agent and registered by such Registrar. Any such countersignature may be a facsimile. The Board may also make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates.

ARTICLE VIII

INDEMNIFICATION

Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer, or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, manager or employee of an Affiliate or of another corporation, association, limited liability company, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, manager, employee or agent or in any other capacity while serving as a director, officer, manager, or employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interest of the Corporation or other entity covered by this Article VIII, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that indemnitee's conduct was unlawful. Such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section 3 of this Article VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. Notwithstanding the foregoing, this Article VIII shall not apply to any director, officer, manager or employee of an Affiliate that, through its corporate governance documents or otherwise by contract, provides indemnification to its directors, officers, managers or employees.

Section 2. Right to Advancement of Expenses. The right to indemnification conferred in this Article shall include the right to be paid by the Corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that an advancement of expenses incurred by an indemnitee shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "Undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Section 3. Right of Indemnitee to Bring Suit. The rights to indemnification and to the advancement of expenses conferred in Sections 1 and 2 of this Article VIII, as limited by Section 7 hereof, shall be contract rights. If a claim under Sections 1 and 2 of this Article VIII is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Board of Directors or independent legal counsel) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors or independent legal counsel) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise shall be on the Corporation.

Section 4. Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested directors or otherwise.

Section 5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, or employee of the Corporation or any person serving at the request of the Corporation as a director, officer, manager, employee or agent of another corporation, association, limited liability company, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 6. Indemnification of Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of expenses to any agent of the Corporation to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 7. Limitations on Indemnification. All indemnification and insurance provisions contained in this Article VIII are subject to the limitations and prohibitions imposed by federal law, including the Securities Act of 1933 and the Federal Deposit Insurance Act, and any implementing regulations concerning indemnification.

ARTICLE IX

GENERAL PROVISIONS

Section 1. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, contracts, checks, notes, drafts, loan documents, letters of credit, master agreements, swap agreements, guarantees, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, powers of attorney, and other instruments or documents may be signed, executed, acknowledged, verified, attested, delivered or accepted on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman, any Division President, any Managing Director, any Vice President, any Assistant Vice President, or any individual who is listed on the Corporation's Officer's payroll file in a position equal to any of the aforementioned officer positions, or such other officers, employees or agents as the Board of Directors or any of such designated officers or individuals may direct. The provisions of this Section 1 are supplementary to any other provision of these Bylaws and shall not be construed to authorize execution of instruments otherwise dictated by law.

Section 2. Voting of Ownership Interests. The Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman, any Division President, any Executive Vice President, any Managing Director, the Secretary, the Treasurer, or such other officers, employees or agents as the Board of Directors or such designated officers may direct are authorized to vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares of stock or other ownership interests in any Affiliate or any other corporations, associations, limited liability companies, partnerships, or other entities standing in the name of the Corporation. The authority herein granted to the individuals to vote or represent on behalf of the Corporation any and all ownership interests held by the Corporation may be exercised either by the individuals in person or by any duly executed proxy or power of attorney.

Section 3. Distributions. The Board of Directors may from time to time authorize, and the Corporation may pay or distribute, dividends or other distributions on its outstanding Shares in such manner and upon such terms and conditions as are permitted by the Certificate of Incorporation and the DGCL.

Section 4. Seal and Attestation. Any officer of the Corporation is empowered to affix the corporate seal on all documents, and may attest the signature of any person executing an instrument on behalf of the Corporation. In the execution on behalf of the Corporation of any instrument, document, writing, notice or paper, it shall not be necessary to affix the corporate seal of the Corporation thereon, and any such instrument, document, writing, notice or paper when executed without said seal affixed thereon shall be of the same force and effect and as binding on the Corporation as if said corporate seal had been affixed thereon in each instance.

Section 5. Amendments. The Board of Directors may amend or repeal these Bylaws and may adopt new Bylaws at any regular or special meeting of the Board of Directors. The Stockholders of the Corporation may also amend or repeal these Bylaws and may adopt new Bylaws.

ARTICLE X

EMERGENCY BYLAWS

Section 1. Emergency Bylaws. This Article X shall be operative during any emergency resulting from an attack on the United States or on a locality in which the Corporation conducts its business or customarily holds meetings of its Board of Directors or its shareholders, or during any nuclear or atomic disaster or during the existence of any catastrophe or other similar emergency condition, as a result of which a quorum of the Board of Directors or the Executive Committee thereof cannot be readily convened (an "emergency"), notwithstanding any different or conflicting provision in the preceding Articles of these Bylaws or in the Certificate of Incorporation of the Corporation. To the extent not inconsistent with the provisions of this Article, the Bylaws provided in the preceding Articles and the provisions of the Certificate of Incorporation of the Corporation shall remain in effect during such emergency, and upon termination of such emergency, the provisions of this Article X shall cease to be operative.

Section 2. Meetings. During any emergency, a meeting of the Board of Directors, or any committee thereof, may be called by any officer or director of the Corporation. Notice of the time and place of the meeting shall be given by any available means of communication by the person calling the meeting to such of the directors and the members of the Corporation's Management Operating Committee, or any successor committee thereto, (the "Designated Officers") as it may be feasible to reach. Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit. As a result of any emergency, the Board of Directors may determine that a meeting of Stockholders not be held at any place, but instead be held solely by means of remote communication in accordance with the DGCL.

Section 3. Quorum. At any meeting of the Board of Directors, or any committee thereof, called in accordance with Section 2 of this Article X, the presence of one director shall constitute a quorum for the transaction of business. Vacancies on the Board of Directors, or any committee thereof, may be filled by a majority vote of the directors in attendance at the meeting. In the event that no directors are able to attend a meeting of the Board of Directors, then the Designated Officers in attendance shall serve as directors for the meeting, without any additional quorum requirement and with full powers to act as directors of the Corporation.

Section 4. Amendments. At any meeting called in accordance with Section 2 of this Article X, the Board of Directors or the committees thereof, as the case may be, may modify, amend or add to the provisions of this Article X so as to make any provision that may be practical or necessary for the circumstances of the emergency.

Section 5. Contingency Plan. A management contingency plan developed by the Corporation's Personnel Division and reviewed annually by a Corporate Governance Committee of the Board of Directors shall be maintained in the custody of the Secretary. Absent action by the Board of Directors, the Corporation shall be managed in accordance with the management contingency plan during an emergency.

Section 6. Liability. No officer, director or employee of the Corporation acting in accordance with the provisions of this Article X shall be liable except for willful misconduct.

Section 7. Repeal or Change. The provisions of this Article X shall be subject to repeal or change by further action of the Board of Directors or by action of the shareholders, but no such repeal or change shall modify the provisions of Section 6 of this Article X with regard to action taken prior to the time of such repeal or change.

Adopted: September 24, 2003

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 27, 2004

The proposal recommends that the Board of Directors amend the bylaws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we do not find it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Keir D. Gumbs
Special Counsel